Mail Stop 4561

May 5, 2006

Mr. C.E. Andrews
Executive Vice President, Chief Financial Officer
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

> **Re:** **SLM Corporation**
> **Form 10-K for the fiscal year ended**
> **December 31, 2005**
> **File No. 001-13251**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Business Segments, pages 47 - 49

1. We note your disclosure regarding your alternative performance measure "core earnings." Your tabular presentation on pages 48 & 49 refers to "managed net income (loss)." In future filings please ensure that your tabular and narrative disclosures throughout your document consistently refer to your defined alternative performance measure.

Student Loan Spread Analysis – Managed Basis, page 61

2. In future filings please clearly indicate that your managed basis student loan spread is a non-GAAP financial measure and provide all of the disclosures described in Question 8 of the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please provide us with your proposed future disclosure.

3.   In future filings please reconcile your managed basis student loan spread analysis to your
        on- and off-balance sheet analyses disclosed on page 44. Ensure that you clearly relate
        the reconciling items to the applicable pre-tax differences between "core earnings" and
        GAAP as described on pages 50 – 54. Please provide us with your proposed future
        disclosure.

Table – activity in our Managed portfolio of student loans, page 77

4.   In future filings please include a similar presentation based on your GAAP financial
        statements. Include a reconciliation between your GAAP presentation and your
        "managed portfolio" information. Please provide us with your proposed future
        disclosure.

Table – securitization Activity, page 89

5.   We note your disclosure on page 89 regarding the different types of loans securitized
        during the periods presented. Please tell us and in future filings disclose how and when
        you determined the loans to securitize. Tell us whether you have any securitization
        programs through which you establish at origination that a specific type of loan will be
        sold or securitized.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Loans, page F-11

6.   We note your disclosure on page 84 that your main source of funding is student loan
        securitizations. Please tell us how you determine that when a loan is originated or
        purchased you have both the intent and ability to hold the loan for the foreseeable future.
        Refer to paragraph .08 of SOP 01-6.

Note 18 – Segment Reporting, page F-67

7.   We note that your description and tabular presentation of segment reporting adjustments
        to GAAP on page F-71 do not clearly correlate with the reconciling adjustments to line
        items in your tabular presentation of segment results. Please provide us and in future
        filings include a reconciliation between your segment results and the segment reporting
        adjustments to GAAP that quantifies the impact on the line items included in your
        segment results presentation attributable to each adjustment.

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Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.

Sincerely,

Joyce Sweeney
Accounting Branch Chief